WeFunder Initial Outreach Email - FOR POTENTIAL INVESTORS

Subject: Launching Soon: GrownBy Crowdfunding Campaign

Hi,

I am pleased to share the upcoming launch of GrownBy's Preferred Equity Crowdfunding Campaign. As a [food system/impact] investor who is as passionate about local food as we are, we invite you to invest in our exclusive pre-launch raise. Your investment will be a critical anchor to leverage into our forthcoming public campaign. Please see the details below.

Crowdfunding Campaign: https://wefunder.com/grownby/
Public Launch Date: April 24th, 2025, at 9:00am ET

GrownBy is the only local food marketplace that is designed and owned by farmers. We build resiliency in the local food system by connecting local growers with their community to facilitate purchasing farm-fresh food for households, institutions, and more.

Can we count on you to join us in empowering small farmers across North America by making local food more accessible to all? Please reply to secure your investment and learn more.

GrownBy POWERED BY FARM GENERATIONS COOPERATIVE

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

WeFunder Initial Outreach Email - FOR CONNECTORS

Subject: Launching Soon: GrownBy Crowdfunding Campaign

Hi,

I am pleased to share the upcoming launch of GrownBy's Preferred Equity Crowdfunding Campaign. As a [food system/impact] investor who is as passionate about local food as we are, we invite you and your network to invest in our exclusive pre-launch raise. While we know it may not be a fit for you, we would appreciate it if you could help us spread the word. Please see the details below.

Crowdfunding Campaign: https://wefunder.com/grownby/
Public Launch Date: April 24th, 2025, at 9:00am ET

GrownBy is the only local food marketplace that is designed and owned by farmers. We build resiliency in the local food system by connecting local growers with their community to facilitate purchasing farm-fresh food for households, institutions, and more.

Can we count on you to join us in empowering small farmers across North America by making local food more accessible to all? Please reply to secure your investment and learn more.

GrownBy POWERED BY FARM GENERATIONS COOPERATIVE

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Lindsey email

Launching Soon: GrownBy Crowdfunding Campaign

Hi Hallie,

I hope this finds you well. I am pleased to share the upcoming launch of GrownBy's Preferred Equity Crowdfunding Campaign:

Crowdfunding Campaign: https://wefunder.com/grownby/
Public Launch Date: April 24th, 2025, at 9:00am ET

While this round is primarily focused on smaller investments under $10K, we are reaching out to our institutional friends for feedback and suggestions on spreading the word. If Place/HVVH is interested in participating at any level, we would certainly welcome the opportunity.

Some investors have already contributed off-platform—such as the American Heart Association, which has also provided an endorsement. Additionally, it looks like others will be making smaller investments on the platform to help us reach the $50K milestone, at which point WeFunder will begin marketing the raise to their extensive network.

Please let us know if you'd like to discuss this further. We are experiencing tremendous growth this year (2x+), and we're optimistic that this round of investment will help drive additional expansion and long-term sustainability.

Looking forward to your thoughts!

Lindsey

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.